SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

02015156

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

FEB 12 2002

January 14, 2002

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

SUPPL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

H. C. Jung

Hyun Chun Jung
Senior Manager
Investor Relations Team

dlw 2/15

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

January 14, 2002

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from November 1 to December 31, 2001

Report to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
215th non-guaranteed Debenture of the amount of 250 Billion Won	Nov. 13, 2001

Issuance Date : Nov. 13, 2001
Maturity Date : Nov. 13, 2005
Interest Rate : 6 %

File No.
82-3901

Report to KSE

Decision on Lending Money to a Third Party	Nov. 21, 2001
Public Disclosure regarding the rumor of issuing EB and etc.	Nov. 30, 2001
(Revised) Public Disclosure regarding the article of Establishment of JV among SK, Daelim and etc.	Dec. 14, 2001
Resolution on cancellation of Sales of Financial Securities to Other Company	Dec. 21, 2001
(Revised) Public Disclosure regarding the rumor of issuing EB and etc.	Dec. 21, 2001

General Press Release

News compilation of which the abstracts are translated into English	Nov. 1 ~ Dec. 31, 2001

File No.
82-3901

Report to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

215th Issuance of Non-guaranteed Debenture in the Amount of 250 Billion Won

1. Issuer: SK Corporation
2. Lead Manager: LG Securities Co., Ltd.
3. Details of Subscription
   a. Commencement date of subscription: Nov. 13, 2001
   b. Closing date of subscription: Nov. 13, 2001
   c. Amount subscribed: 250,000,000,000 Won

4. Public Notice:
   a. Press publication:
      - The Korea Economic Daily: Nov. 12, 2001
   b. Public notice of the securities registration statement;
      - Financial Supervisory Commission: 27, Yoido-dong, Youngdeungpo-gu, Seoul
   c. Public notice of the prospectus
      - Financial Supervisory Commission: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Stock Exchange: 33, Yoido-dong, Youngdeungpo-gu, Seoul
      - LG Securities Co., Ltd.: 34-6, Yoido-dong, Youngdeungpo-gu, Seoul
      - KDB : 25-15, Yoido-dong, Youngdeungpo-gu, Seoul
      - Regent Securities Co. Ltd. : 25-15, Yoido-dong, Yongdeungpo-gu, Seoul
      - Daewoo Securities Co. Ltd. : 34-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seolin-dong, Jongro-gu, Seoul

5. Date of the Listing and Delivery of Debentures
   a. Scheduled date of Listing : Nov. 13, 2001
   b. Scheduled date of delivery : Replacing delivery as a lump registration issuance
6. Amount of proceeds
   a. Total Net Proceeds 243,352,607,500 Won
   b. Commission & other out-of-pocket expenses : 972,392,500 Won

7. Use of proceeds : Refinancing

Nov. 13, 2001

Seung-ryol Yu

President and CEO

SK Corporation

File No.
82-3901

Report to KSE

2. Public Notices to the Korea Stock Exchange

【01】

Decision on Lending Money to a Third Party (Nov. 21, 2001)

1. Third Party: Seoul Gas Energy and other companies
   – Relation : -
2. Lending Amount: 35,497,000,000 KRW
3. Interest Rate and Period
   - Interest Rate: 8.5%
   - Periods: 2001.11.21 ~ 2006.11.21
4. Conditions
   - Loan partially payable in 3 years following 2 year grace Period
5. Lending Accumulated Amount : 35,497,000,000 KRW
6. Resolution Date: November 21, 2001
7. Others: Resolution Date in item 6 is Contract Date.

【02】

Public Disclosure regarding the rumor of issuing EB and etc. (Nov. 30, 2001)

SK Corporation is negotiating with strategic partners to sell the SK telecom shares that are transferred to Signum IX. SK Corporation also considers other alternatives such as issuing overseas securities and etc including strategic alliance. No specific result has been finalized and further public notice regarding this issue will be announced as soon as specific information is confirmed.

(Person responsible for disclosure, Kim Chang Geun
Executive Vice President , CFO)
This disclosure has been made upon the request of the Korea
Stock Exchange (10: 41 A.M. Nov. 30, 2001)

【03】

(Revised)Public Disclosure regarding the article of Establishment of JV among SK, Daelim and etc. (Dec. 14, 2001)

SK Corporation made public disclosure that SK Corporation has been reviewing and seeking possibilities of establishing JV(Joint Venture) with Daelim and other companies. But no specific results had been finalized.

In light of recent world events, increased uncertainty in the economy and downturn in financial markets, the parties have agreed to put the project on hold.

(Person responsible for disclosure, Kim Chang Geun
Executive Vice President , CFO)
Relative Disclosure Date: Sep. 10, 2001

【04】

Resolution on cancellation of Sales of Financial Securities to Other Company (Dec. 21, 2001)

SK Corporation made public notice regarding sales of SK Telecom securities (2001.1.12). SK Corporation requested other party to deposit amounts from sales of other securities according to the agreement of the contract until December 17, 2001(Document notice on December 10th, 2001) and other party notified not to be able to deposit on December 19, 2001. SK Corp. made BOD resolution to cancel the sales contract on December 20, 2001.

【05】

(Revised) Public Disclosure regarding the rumor of issuing EB and etc. (Dec. 21, 2001)

SK Corporation made public notice that the company is negotiating with strategic partners and considers other alternatives such as issuing overseas securities to sell the SK telecom shares that are transferred to Signum IX. SK Telecom stake sale with strategic partners collapsed due to the difference of opinion. No specific result has been finalized and further public notice regarding this issue will be announced until the end of February 2002.

(Person responsible for disclosure, Kim Chang Geun
Executive Vice President , CFO)
Relative Disclosure Date: Nov. 30, 2001

File No.
82-3901

3. Press Release

【01】

SK Corp. Chairman Named Member of Shanghai Advisory Council
(Released on Nov. 5, 2001)

SK Corp. Chairman Tae Won Chey has been selected as a member of the International Business Leaders' Advisory Council for the Mayor of Shanghai. The Advisory Council was established by Shanghai in 1988 to obtain urban development advice from global business leaders in order to further develop the city in the areas of commerce, education and culture. Chey became the first Korean businessman to be selected as a member of the Advisory Council.

Currently, a total of 36 business leaders, including Anderson CEO Joseph F. Berardino, Coca-Cola Chairman Douglas N. Daft and Fiat Chairman Paolo Fresco, serve as the members of the committee. AIG Chairman Maurice R. Greenberg is acting as the committee's chairman.

【02】

SK Sets Life Science as Its Core Business for Vision 2030
(Released on Nov. 14, 2001)

At an academic seminar at Seoul National University, SK Group Chairman Kil-seung Son unveiled for the first time to the public its long-term vision for growth. By 2030, SK will shift its core business to life science and aim to become an international leader in the field. SK's new vision is set in two stages: ◆ Stage 1 Increase the activities of its current main businesses of energy and chemicals and IT; stabilize the foundation of life science; and allow SK China to operate as a fully independent business entity (run by respective local managers but still share SK's management philosophy and culture) in China by 2010.

◆ Stage 2 Adopt life science as its core business by 2030, with the IT business expected to reach maturity point. And to emerge as a world market leader, SK will spread its "overseas localization" strategy beyond China to create a global business network linking localized affiliates in America, Europe and Southeast Asia.

Since life science will be SK's core business for the next 29 years, here we concentrate and detail the achievements and future development plans of two SK companies that are currently involved in life science: SK Corporation and SK Chemicals. Though energy and chemical is SK Corp.'s core business, the company entered the life science business in 1993 in order to expand into an area with a bright future prospect. Specifically, it became involved in bio-pharmaceuticals and bio-technology. SK Corp. received recognition as a bio-pharmaceutical company through drug discovery and development. Its biggest achievements thus far are the licensing of an anti-convulsant compound (for the treatment of epilepsy) in 1999 and an anti-depressant compound in 2000 to the pharmaceutical giant Johnson & Johnson. In the field of bio-pharmaceuticals, SK Corp. will concentrate on the development of recombinant protein drugs, especially those concerning anti-cancer proteins and dementia proteins. In addition, the company plans to develop drugs relating to the central nervous system (CNS).

In the field of bio-technology, SK Corp. will focus and invest in functional genomics, which involves researches on the gene discovery, gene expression, protein and nucleic acid structure and function, gene interactions, and genomic approaches. The company is currently is pushing ahead with three projects: genomics-oriental medicine (GOM), chemical genomics, and cellular signal transudation. It is also involved in protein engineering, specifically protein drug and bio-catalysts.

SK Corp. carries out its bio-pharmaceutical and bio-technology research and development in Korea, China, and the United States. Specifically in the United States, SK Corp. has three subsidiaries in New Jersey: Bio-Pharmaceutical research and development Center, SK Energy & Chemical Inc., and the Corporate Planning Group (CPG). CPG's main function is to conduct overseas affairs such as sending out research and development personnel to acquire information on advanced technology, establishing research cooperation agreements, and gauging co-development possibilities.

It appears that SK is right on track with its future strategy. At the seminar, domestic and foreign scholars praised SK as the most successful example of restructuring and shifting into new growth businesses.

[03]

SK Corp. Seeks New Partner for SK-Enron
(Released on Dec. 3, 2001)

SK Corp. is looking for a new partner in its joint-venture with energy holding company Enron, in the wake of the U.S. energy giant's bankruptcy crisis. "Citing a managerial crisis, Enron has asked SK Corp. to take over its 50 percent stake in SK-Enron for about $240 million," said a company spokesman. "But we turned down Enron's offer, as the additional equity takeover will strip SK-Enron of its holding-company status. Moreover, the offered takeover price was deemed too high," he said, adding that Enron is also in search of other potential buyers. However, the spokesman did not rule out the possibility of SK Corp. being eventually forced to take over the 50 percent stake from Enron in case the U.S. firm's search for buyers ends in failure. "Turning SK-Enron into a wholly owned company will occur only in the worst-case scenario." According to sources, Enron is planning to sell off its 50 percent stake in the joint venture with SK by the end of January. Set up in 1999, SK-Enron is a holding company housing 11 affiliates in LPG, city gas and other energy businesses. In this regard, some wire reports said that Enron is now in talks with more than four foreign energy companies over the equity sales. Analysts say that Enron's share in SK-Enron will likely be very attractive to foreign energy concerns, due to its monopolistic status in Korea and steady profits. The SK Corp. spokesman said that even after the joint venture partner is changed, the holding company will continue to maintain its current status and operations.

【04】

SK Corp. Develops World's First CNS Mobile Handset (Released on Dec. 3, 2001)

SK Corp., Korea's largest oil refinery, has moved into a brand new field by developing the world's first car navigation system (CNS) using mobile communications handsets. According to SK Corp. officials, the news CNS system allows motorists to access global positioning services with nothing more than a mobile telephone, unlike conventional systems that need liquid crystal displays. To be called Entrac, SK Corp. is currently in negotiations with automakers to supply the system to their new automobiles. "We estimate that the system, which comes with a small terminal, will cost no more than KW200,000 ($157.50) and can be installed in any automobile," one company official explained. The telematics business that combines telecommunications with informatics is new for SK Corp. but it has a strong advantage since it has a database of some 9 million motorists. "We anticipate that the system will be popular for the 12 million existing vehicles and the 1.4 million new units that get registered every year," the official explained. With the system, motorists can call up the host computer and mention their destination, after which it takes about one minute for the information to be downloaded. Once downloaded, the handset provides the motorist with specific directions on when and where turns have to be made, aurally in addition to visually on the screen. While the service charge has yet to be decided, the SK Corp. officials said it will be about KW20,000 ($15.75) per month with a minimal communication fee for downloading information.

【05】

SK Holds CEO Seminar in Shanghai to Map Out Its Future
(Released on Dec. 3, 2001)

To prepare and map out strategies for the imminent economic uncertainties, 23 SK executives, including SK Group Chairman Kil-Seung Son and SK Corp. Chairman Tae Won Chey, participated in the Shanghai CEO Seminar, held Nov. 19-23.

Using the keywords "survival" and "development" as its 2002 management strategy, the SK executives reached the following consensus: • Adopt SUPEX 2000, an updated version of SK's corporate culture which was originally established in 1975.

• Member companies must research and pursue new business areas because with their current business models, they will fail to adapt to the uncertainties of the future.

• Invest more than KW45 billion ($34.6 million) in the strategic areas of IT, life science, transportation systems and automotive services in China by the end of next year.

【06】

'SK Corp.'s OK Cashbag' Rates number Two in Top Ten "Hits" of 2001 (Released on Dec. 25, 2001)

Samsung Economic Research Institute (SERI) announced its 'Ten Hits of 2001' Tuesday based on a survey of 4,225 netizens and 62 copywriters and, according to results number one was the movie 'Friend,' which attracted the largest audience to date. SERI said the film was successful as it attracted adults in their 30's and 40's who feel down and tired of an inflexible social mentality.

SK's 'OK Cashbag' came next, which sensationalized its points for discounts service, combining mileage online and offline, attracting 16.5 million members.

In third place was 'Xylitol' chewing gum with annual sales of more than W10billion, the largest amount ever in the gum market. The DVD and VCR player Combo, and TV home shopping rated fourth and fifth, respectively, with SM5, wide screen TVs, Avata, whole life insurance, and branded rice rounding out the top ten. The best hit of last year was the online classmate community site, www. Iloveschool.co.kr